VIA FACSIMILE AND U.S. MAIL

                                                     February 10,
2005

Stephen D. Reichenbach
Principal Financial Officer
Flow International Corporation
23500- 64th Avenue South
Kent, Washington 98032

	RE:	Form 10-K/A for the fiscal year ended April 30, 2004
      Form 10-Q for the period October 31, 2004
      File No. 0-12448

Dear Mr. Reichenbach:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A FOR THE YEAR ENDED APRIL 30, 2004

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.





Item 6.  Selected Financial Data, page 14

2. Please provide a reconciliation of the balance sheet and income statement data presented for the years ended April 30, 2000 and April
30, 2001 from previously reported amounts to restated amounts.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 19

3. Please also discuss the business reasons for the changes between periods in the gross margin and operating income (loss) of each of your segments discussed in Note 18 of your financial statements. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In addition, where there is more than one business reason for a change, attempt to quantify the incremental impact of each individual business reason discussed in the overall change in the line item. Please show us what your revised MD&A for 2004 as compared to 2003 will look like. See Item 303(a)(3) of Regulation S-K and Financial
Reporting Codification 501.04.

4. You state that for the year ended April 30, 2004 domestic Waterjet revenues were $70.4 million, up $7.2 million or 11% from $63.2 million from the prior year. Please clarify why the amount of domestic Waterjet revenues for both the year ended April 30, 2004 and the year ended April 30, 2003 would exceed the amounts reported in
Note 18 as North America Waterjet external sales.

Cost of Sales and Gross Margins, page 20

5. You are presenting non-GAAP financial measures in your results of operations, when you discuss your fiscal 2003 gross margin, excluding adjustments. Whenever a non-GAAP financial measure is included in a filing you should include the following:
* a presentation, with equal or greater prominence, of the most directly comparable GAAP measure,
* reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP measure and the most directly comparable GAAP measure,
* statement disclosing the reasons why the presentation of the non-
GAAP financial measure provides useful information to investors and,
* a statement disclosing how management uses non-GAAP financial measure.
Please provide the appropriate supporting disclosures or delete the non-GAAP measure from your filing. See Item 10 (e)(1)(i)(A) to
(D)
of Regulation S-K.

Interest and Other Income (Expense), Net, page 21

6. You state that the year ended April 30, 2003 also includes a
$1.2
million accrual related to a discount agreed to as part of the sale of a substantial portion of your long-term notes receivable to a financial institution. Tell us about the terms of this sale as well as how you accounted for this transaction. Please cite the accounting literature used to determine the appropriate accounting.

Fiscal 2003 Comprehensive Financial Review, page 22

7. You state that although your former CEO remains obligated to perform consulting services through May 2005, you determined that no significant future services are likely to be required of him. Therefore you accrued and charged to operations all remaining contractual fees and related benefits aggregating approximately $1.1 million. Tell us what specific accounting literature you used to determine this was the appropriate accounting.

Contractual Obligations, page 28

8. Please consider revising your table of contractual cash obligations to include the following:
(a) Estimated interest payments on your debt; and
(b) Estimated payments under your foreign exchange contracts and other derivative agreements.
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Statements of Operations, page 35

9. Please present interest expense and interest income separately, rather than netting them, in your statement of operations. See
Rules
5-03(7) and (8) of Regulation
		S-X.

10. Please separately present on your statement of operations or disclose in a note to the financial statements the components and related amounts included in the other income (expense), net line item for each period your statement of operations is presented. See Rules
5-03(7) and (9) of Regulation S-X.





Statement of Cash Flows, page 36

11. Please explain to us how your netting of cash flows related to the repayments and borrowings under credit agreement and notes payable meet the requirements in paragraph 13 of SFAS 95 for netting.
Otherwise, please present the gross amounts of repayments and borrowings.

Statements of Shareholders` (Deficit) Equity and Comprehensive
Loss,
page 37

12. Please disclose the accumulated balances for each classification of accumulated other comprehensive loss on the face of the balance sheet or in a footnote to the financial statements as required by paragraph 26 of SFAS 130.

13. Please disclose for all periods presented the amounts of the reclassification adjustments and the income tax provisions for each classification of other comprehensive loss, including amounts related to cash flow hedges. See paragraphs 20 and 25 of SFAS 130 as well as paragraph 47 of SFAS 133.

Note 1 - The Company and Summary of Significant Accounting
Policies,
page 38

14. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item.
Please
tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.











Revenue Recognition, page 39

15. Please demonstrate to us how your revenue recognition policies related to the sale of standard systems complies with EITF 00-21. Please specifically address the following:
* How you determined you have more than one unit of accounting;
* How you allocate the total consideration to each unit of accounting;
* How you account for the direct costs of the arrangements;
* How you determined it was appropriate to record system revenue at the lesser of the cash received or the estimated fair value of the system if payment is contingent upon system installation and system installation has not occurred.

Note 14 - Commitments and Contingencies, page 57

16. You indicate that you have been subject to product liability claims. However you do not believe the effects of any claims will materially affect your financial statements. We caution you that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made. Paragraph 9 of SFAS 5 also states that in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading; disclose the amount accrued, or tell us how you determined it was not necessary to disclose this amount. In addition, provide the disclosures called for by SAB Topic 5:Y.

Note 16 - Restructuring, page 59

17. Please revise your restructuring table to show activity by reportable segment. See paragraph 20(d) of SFAS 146.

Note 18 - Operating Segment and Geographical Information, page 60

18. Please disclose the types of amounts included in the Eliminations column of the operating income (loss) line item for each period presented, and disclose why these amounts were not allocated to the other reportable segments. If any amounts are reversals of transactions between reportable segments, please present them in a separate column from Corporate type of expenses. Please also disclose what identifiable assets are included in the Eliminations column as of each balance sheet and disclose why these amounts result in a negative balance. See paragraphs 31 and 32 of SFAS 131.

19. Please disclose the nature of the amounts included in the "Other" category including the sources of revenue. Refer to paragraph 21 of
SFAS 131.

Exhibits 31.1 and 31.2

20. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please file amendments to your Forms 10-K and 10-Qs to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-K and refer to the appropriate locations for the definitions. In doing so, please refile each of these Forms 10-K and 10-Qs in their entirety.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 31, 2004

21. Please address the comments above in your interim Forms 10-Q as well.

Note 12 - Notes Payable and Long-Term Obligations, page 14

22. You state that you evaluated the Amendment signed on July 28, 2004 under EITF 98-14 and concluded that the borrowing capacity increased. Please help us understand how you arrived at this conclusion and correspondingly how you accounted for the deferred financing costs associated with the original and amended credit agreement. In Note 16 of your Form 10-K/A for the year ended April
30, 2004 you state that you incurred over $1.5 million in professional fees associated with the restructuring of debt in July
2003 and 2004. Tell us whether these amounts relate to the Senior Credit Agreement as well as how you determined it was appropriate to expense these amounts during the year ended April 30, 2004.

Note 14 - Commitments and Contingencies, page 16

23. Please provide the disclosures required by paragraphs 9 and 10 of
SFAS 5 regarding the Omax matter.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ernest Greene, Staff Accountant, at (202)
942-
8091, or in his absence, Nudrat Salik, at (202) 942-7769, if you have questions regarding comments on the financial statements and related matters.
							Sincerely,



							Rufus Decker
      						Accounting Branch Chief

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Mr. Stephen Reichenbach
February 10, 2005
Page 1 of 7



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE